Exhibit 99.1

LIZHI INC. Reports Third Quarter 2020 Unaudited Financial Results

GUANGZHOU, November 9, 2020 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), a leading online UGC1 audio community and interactive audio entertainment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial and Operational Highlights

•

Net revenues were RMB361.5 million (US$53.2 million) in the third quarter of 2020, representing a 10% increase from RMB328.7 million in the third quarter of 2019, and compared to RMB350.9 million in the previous quarter.

•

Average total mobile MAUs[2] in the third quarter of 2020 reached 56.2 million, representing an increase of 21% from 46.6 million in the third quarter of 2019, and compared to 55.9 million in the previous quarter.

•

Average total monthly paying users[3] in the third quarter of 2020 reached 448.3 thousand, representing an increase of 17% from 383.1 thousand in the third quarter of 2019, and compared to 463.4 thousand in the previous quarter.

“We continue to broaden and refresh our platform and content offerings to drive growth,” said Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI. “During the third quarter, we completed key accomplishments for Lizhi App, regrouping podcast content into a new set of genres designed to better resonate with young generation users, as well as optimizing social interaction features and products to increase the vitality of our UGC community. As we effectively execute on our content strategy, the number of podcasts on our platform continued to grow, reaching 234 million as of September 30, 2020, which represents more than 19 million net additions over the previous quarter. These critical advancements among others support our growth objectivities, and in the third quarter our average total mobile MAUs grew by 21% year-over-year.

Despite unprecedented macro challenges related to the COVID-19 pandemic, our growth momentum reaffirms the rising demand for digital audio experiences and audio social interactions. We are meeting users’ evolving demands for listening experiences, enhancing user engagement through AI technology and capturing broad opportunities in the online audio market. Leveraging our massive content base and advanced technology capabilities, we will cooperate with automobile manufacturers to deploy the in-car audio market and tap into a sizable market with great potential. Looking ahead, we will continue to execute on our growth initiatives, keep expanding our massive content library and enhance the vibrancy of our dynamic user communities,” concluded Mr. Lai.

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, said, “During the third quarter, the financial results were in line with our expectation. Our endeavor to increase operating leverage, brought about a set of improvements in profitability during the quarter. We are pleased to see our net loss narrowed down by 87% year-over-year and 72% quarter-over-quarter, and encouragingly, we achieved non-GAAP net income in this quarter. In the near future, we will continue to carry out our user growth strategy and remain dedicated to enhancing our content ecosystem, strengthening brand awareness, expanding technology capabilities and advancing our strategic initiatives to build out our platform for sustainable growth.”

[1]	Refers to user-generated content.
[2]

Refers to the average monthly number of active users of our platforms in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[3]

Refers to the average monthly number of paying user in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

Third Quarter 2020 Unaudited Financial Results

Net revenues were RMB361.5 million (US$53.2 million) in the third quarter of 2020, representing an increase of 10% from RMB328.7 million in the third quarter of 2019, and an increase of 3% from RMB350.9 million in the previous quarter.

Audio entertainment revenues reached RMB355.8 million (US$52.4 million) in the third quarter of 2020, representing an increase of 9% from RMB325.2 million in the third quarter of 2019 and an increase of 3% from RMB344.1 million in the second quarter of 2020. The year-over-year increase was mainly due to our increasingly expanding user base and the increase in the number of paying users for our interactive audio social entertainment products during the period. The quarter-over-quarter increase was primarily attributable to the increase in average user spending.

Podcast, advertising and other revenues were RMB5.7 million (US$0.8 million) in the third quarter of 2020, representing an increase of 61% from RMB3.5 million in the third quarter of 2019, and a decrease of 17% from RMB6.8 million in the second quarter of 2020, respectively. The year-over-year increase was primarily attributable to the increase in the number of paying users in our podcast services and advertisers. The quarter-over-quarter decrease was mainly attributable to the decrease in our advertising revenue.

Cost of revenues was RMB270.9 million (US$39.9 million) in the third quarter of 2020, representing an increase of 2% both year-over-year and quarter-over-quarter. The year-over-year increase was primarily due to the increase of salary and welfare benefits, payment handling costs and bandwidth costs, which were generally in line with the growth of the Company’s business, as well as the recognition of share-based compensation expenses that became effective upon and after the Company’s initial public offering (“IPO”), partially offset by a 1% decrease in the revenue sharing fees because the incentive program for content creators we launched in the third quarter of 2019 has been scaled down since February 2020. The quarter-over-quarter increase was mainly due to the increase of revenue sharing fees to our content creators, which was in line with the growth of the revenues, partially offset by the decrease of share-based compensation expenses in this quarter.

Gross profit was RMB90.6 million (US$13.3million) in the third quarter of 2020, representing an increase of 41% from RMB64.1 million in the third quarter of 2019 and an increase of 6% from RMB85.7 million in the second quarter of 2020.

Non-GAAP gross profit4 was RMB91.9 million (US$13.5 million) in the third quarter of 2020, representing an increase of 43% from RMB64.1 million in the third quarter of 2019 and an increase of 1% from RMB90.5 million in the second quarter of 2020.

Gross margin was 25% in the third quarter of 2020, compared to 20% and 24% in the third quarter of 2019 and the second quarter of 2020, respectively. Non-GAAP gross margin was 25% in the third quarter of 2020, compared to 20% and 26% in the third quarter of 2019 and the second quarter of 2020, respectively.

Operating expenses were RMB100.2 million (US$14.8 million) in the third quarter of 2020, representing a decrease of 13% from RMB115.8 million in the third quarter of 2019 and a decrease of 10% from RMB110.8 million in the second quarter of 2020.

Research and development expenses were RMB55.6 million (US$8.2 million) in the third quarter of 2020, representing an increase of 28% from RMB43.6 million in the third quarter of 2019 and an increase of 1% from RMB54.8 million in the second quarter of 2020. The year-over-year increase was mainly due to our increasing number of research and development employees, as well as the share-based compensation expenses recognized upon and after our IPO in January 2020. The quarter-over-quarter increase was mainly attributable to an increase in the salary and welfare benefits expenses, partially offset by the decrease in expenses related to research and development services provided by third parties.

[4]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. These adjustments amounted to RMB1.3 million (US$0.2 million) in the third quarter of 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Selling and marketing expenses were RMB27.1 million (US$4.0 million) in the third quarter of 2020, representing a decrease of 53% from RMB58.3 million in the third quarter of 2019 and a decrease of 13% from RMB31.2 million in the second quarter of 2020. The decreases were primarily attributable to reduced expenses related to branding and promotional activities in the third quarter of 2020.

General and administrative expenses were RMB17.4 million (US$2.6 million) in the third quarter of 2020, representing an increase of 26% from RMB13.8 million in the third quarter of 2019 and a decrease of 30% from RMB24.8 million in the second quarter of 2020. The year-over-year increase was mainly due to the increasing expenses in salary and welfare benefits, professional services and recognition of share-based compensation expenses upon and after our IPO. The quarter-over-quarter decrease was primarily due to the decrease in the expenses related to professional services provided by third parties.

Operating loss was RMB9.6 million (US$1.4 million) in the third quarter of 2020, compared to operating loss of RMB51.7 million and RMB25.0 million in the third quarter of 2019 and the second quarter of 2020, respectively, narrowed down by 82% year-over-year and 62% quarter-over-quarter.

Non-GAAP operating loss5 was RMB2.9 million (US$0.4 million) in the third quarter of 2020, compared to non-GAAP operating loss of RMB51.7 million and RMB11.2 million in the third quarter of 2019 and the second quarter of 2020, respectively, narrowed down by 94% year-over-year and 74% quarter-over-quarter.

Net loss was RMB6.1 million (US$0.9 million) in the third quarter of 2020, narrowed down by 87% and 72% from RMB48.5 million in the third quarter of 2019 and RMB22.0 million in the second quarter of 2020, respectively.

Non-GAAP net income6 was RMB0.6 million (US$0.1 million) in the third quarter of 2020, compared to non-GAAP net loss of RMB48.5 million in the third quarter of 2019 and non-GAAP net loss of RMB8.2 million in the second quarter of 2020, respectively.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB6.1 million (US$0.9 million) in the third quarter of 2020, compared to RMB509.6 million and RMB22.0 million in the third quarter of 2019 and the second quarter of 2020, respectively. Accretions to preferred shares redemption value, as a key component contributed to the net loss attributable to LIZHI INC.’s ordinary shareholders, were RMB461.1 million in the third quarter of 2019, while there were no such accretions in the second and third quarters of 2020.

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders7 was RMB0.6 million (US$0.1 million) in the third quarter of 2020, compared to non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders of RMB48.5 million and RMB8.2 million in the third quarter of 2019 and the second quarter of 2020, respectively.

Basic and diluted net loss per ADS8 were RMB0.13 (US$0.02) in the third quarter of 2020, compared to RMB39.20 in the third quarter of 2019 and RMB0.48 in the second quarter of 2020, respectively.

Non-GAAP basic and diluted net income per ADS9 were RMB0.01 (US$0.00) in the third quarter of 2020, compared to non-GAAP basic and diluted net loss of RMB3.73 and RMB0.18 per ADS in the third quarter of 2019 and the second quarter of 2020, respectively.

[5]

Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. These adjustments amounted to RMB6.6 million (US$1.0 million) in the third quarter of 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[6]

Non-GAAP net loss/income is a non-GAAP financial measure, which is defined as net loss/income excluding share-based compensation expenses. These adjustments amounted to RMB6.6 million (US$1.0 million) in the third quarter of 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[7]

Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss/income attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB461.1 million and RMB6.6 million (US$1.0 million) in the third quarter of 2019 and 2020, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[8]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net loss per ADS is net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[9]

Non-GAAP basic and diluted net loss/income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS.

Balance Sheets

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB350.6 million (US$51.6 million).

Business Outlook

Since various measures that the Chinese government implemented to constrain the COVID-19 outbreak have been relaxed, many aspects of daily life in China gradually returned to normal routine. The extent to which the COVID-19 impacts on the Company’s operations beyond the third quarter of 2020 will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted.

For the fourth quarter of 2020, the Company currently expects net revenues to be in the range of RMB370 million to RMB400 million.

The above outlook is based on the current market conditions, including those related to the COVID-19 pandemic, and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 PM U.S. Eastern Time on November 9, 2020 (8:00 AM Beijing/Hong Kong Time on November 10, 2020).

To facilitate all participants dialing into the earnings conference call, online registration is required prior to the start of the call.

Please complete the Direct Event online registration at http://apac.directeventreg.com/registration/event/3422168 at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive by email the conference call access information, including dial-in numbers, Direct Event Passcode, unique Registrant ID, and further detailed instructions.

After the registration is completed, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until November 15, 2020, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	3422168

About LIZHI INC.

LIZHI INC. is a leading online UGC audio community and interactive audio entertainment platform in China, with a mission to enable everyone to showcase vocal talent. The Company is aiming to bring people closer together through voices.

Since the launch of its Lizhi app in 2013, LIZHI has cultivated a vibrant and growing community encouraging audio content creation and sharing. Now LIZHI is an audio wonderland offering a wide range of podcasts and audio entertainment products and features, including audio live streaming and various interactive audio social products, empowering users to enjoy an immersive and diversified entertainment experience through audio.

LIZHI envisions a global audio community – a place where everyone can create, share and connect with each other through voices and across cultures.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value and share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.7896 to US$1.00, the exchange rate on September 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	82,709	266,864	39,305
Short-term investments	—	80,707	11,887
Restricted cash	—	3,022	445
Accounts receivable, net	2,979	8,926	1,315
Prepayments and other current assets	18,774	19,272	2,838

Total current assets	104,462	378,791	55,790

Non-current assets
Property, equipment and leasehold improvement, net	32,387	37,012	5,451
Intangible assets, net	1,701	1,696	250
Right-of-use assets, net (1)	—	6,663	981
Other non-current assets	2,133	4,106	605

Total non-current assets	36,221	49,477	7,287

TOTAL ASSETS	140,683	428,268	63,077

LIABILITIES
Current liabilities
Accounts payable	72,299	59,725	8,797
Deferred revenue	14,530	15,731	2,317
Salary and welfare payable	68,935	80,711	11,887
Other tax payable	2,631	2,453	361
Short-term loans	—	42,955	6,327
Lease liabilities due within one year (1)	—	5,222	769
Accrued expenses and other current liabilities	33,729	42,883	6,315

Total current liabilities	192,124	249,680	36,773

Non-current liabilities
Lease liabilities (1)	—	1,560	230
Other non-current liabilities	—	5,870	865

Total non-current liabilities	—	7,430	1,095

TOTAL LIABILITIES	192,124	257,110	37,868

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	344,876	—	—
Series B convertible redeemable preferred shares	400,476	—	—
Series C convertible redeemable preferred shares	485,302	—	—
Series C1 convertible redeemable preferred shares	117,973	—	—
Series C1+ convertible redeemable preferred shares	92,966	—	—
Series D convertible redeemable preferred shares	438,439	—	—
Series D1 convertible redeemable preferred shares	66,958	—	—

TOTAL MEZZANINE EQUITY	1,946,990	—	—

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares (US$0.0001 par value, 930,963,910 and 1,500,000,000 shares authorized as of December 31, 2019 and September 30, 2020, respectively, 285,428,430 issued and 260,000,000 outstanding as of December 31, 2019 and 941,464,520 shares issued and 922,697,730 shares outstanding as of September 30, 2020, respectively).	189	640	94
Treasury stock	(18)	(13)	(2)
Additional paid in capital	—	2,399,265	353,374
Accumulated deficit	(2,003,031)	(2,233,434)	(328,949)
Accumulated other comprehensive income	4,429	4,700	692

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(1,998,431)	171,158	25,209

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	140,683	428,268	63,077

(1)

The Company has adopted ASC No. 2016-02, Leases “ASU 2016-02” beginning January 1, 2020 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The only major impact of the standard is that assets and liabilities amounting to RMB12 million respectively were recognized beginning January 1, 2020 for leased office space with terms of more than 12 months.

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	325,196	344,144	355,810	52,405	807,581	1,066,389	157,062
Podcast, advertising and other revenues	3,516	6,781	5,650	832	7,738	16,266	2,396

Total net revenues	328,712	350,925	361,460	53,237	815,319	1,082,655	159,458
Cost of revenues (1)	(264,605)	(265,191)	(270,853)	(39,892)	(609,320)	(833,428)	(122,751)

Gross profit	64,107	85,734	90,607	13,345	205,999	249,227	36,707

Operating expenses (1)
Selling and marketing expenses	(58,310)	(31,176)	(27,131)	(3,996)	(179,745)	(94,052)	(13,852)
General and administrative expenses	(13,842)	(24,775)	(17,406)	(2,564)	(30,658)	(68,573)	(10,100)
Research and development expenses	(43,605)	(54,815)	(55,625)	(8,193)	(105,712)	(168,887)	(24,874)
Total operating expenses	(115,757)	(110,766)	(100,162)	(14,753)	(316,115)	(331,512)	(48,826)
Operating loss	(51,650)	(25,032)	(9,555)	(1,408)	(110,116)	(82,285)	(12,119)

Interest income/(expenses), net	84	(682)	(661)	(97)	263	(1,430)	(211)
Foreign exchange gains/(losses)	1,202	(8)	(32)	(5)	1,172	(678)	(100)
Investment income	—	390	382	56	—	777	114
Government grants	2,002	3,782	4,033	594	6,382	9,672	1,425
Others, net	(123)	(478)	(241)	(35)	(1,708)	(2,393)	(352)

Loss before income taxes	(48,485)	(22,028)	(6,074)	(895)	(104,007)	(76,337)	(11,243)

Income tax expenses	—	—	—	—	—	—	—

Net loss	(48,485)	(22,028)	(6,074)	(895)	(104,007)	(76,337)	(11,243)

Accretions to preferred shares redemption value	(461,074)	—	—	—	(666,364)	(154,066)	(22,691)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(509,559)	(22,028)	(6,074)	(895)	(770,371)	(230,403)	(33,934)

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(48,485)	(22,028)	(6,074)	(895)	(104,007)	(76,337)	(11,243)
Other comprehensive income/(loss):
Foreign currency translation adjustments	1,495	(119)	(6,181)	(910)	1,644	271	40

Total comprehensive loss	(46,990)	(22,147)	(12,255)	(1,805)	(102,363)	(76,066)	(11,203)

Accretions to preferred shares redemption value	(461,074)	—	—	—	(666,364)	(154,066)	(22,691)
Comprehensive loss attributable to LIZHI INC.’s ordinary shareholders	(508,064)	(22,147)	(12,255)	(1,805)	(768,727)	(230,132)	(33,894)

Net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(1.96)	(0.02)	(0.01)	(0.00)	(2.96)	(0.27)	(0.04)
—Diluted	(1.96)	(0.02)	(0.01)	(0.00)	(2.96)	(0.27)	(0.04)
Weighted average number of ordinary shares
—Basic	260,000,000	921,450,258	922,272,330	922,272,330	260,000,000	867,682,957	867,682,957
—Diluted	260,000,000	921,450,258	922,272,330	922,272,330	260,000,000	867,682,957	867,682,957
Net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(39.20)	(0.48)	(0.13)	(0.02)	(59.26)	(5.31)	(0.78)
—Diluted	(39.20)	(0.48)	(0.13)	(0.02)	(59.26)	(5.31)	(0.78)
Weighted average number of ADS
—Basic	13,000,000	46,072,513	46,113,617	46,113,617	13,000,000	43,384,148	43,384,148
—Diluted	13,000,000	46,072,513	46,113,617	46,113,617	13,000,000	43,384,148	43,384,148

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	—	4,797	1,264	186	—	11,217	1,652
Selling and marketing expenses	—	827	236	35	—	1,932	285
General and administrative expenses	—	2,406	2,401	354	—	11,822	1,741
Research and development expenses	—	5,774	2,740	404	—	14,512	2,137

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	64,107	85,734	90,607	13,345	205,999	249,227	36,707
Share-based compensation expenses	—	4,797	1,264	186	—	11,217	1,652

Non-GAAP gross profit	64,107	90,531	91,871	13,531	205,999	260,444	38,359

Operating loss	(51,650)	(25,032)	(9,555)	(1,408)	(110,116)	(82,285)	(12,119)
Share-based compensation expenses	—	13,804	6,641	979	—	39,483	5,815

Non-GAAP operating loss	(51,650)	(11,228)	(2,914)	(429)	(110,116)	(42,802)	(6,304)

Net loss	(48,485)	(22,028)	(6,074)	(895)	(104,007)	(76,337)	(11,243)
Share-based compensation expenses	—	13,804	6,641	979	—	39,483	5,815

Non-GAAP net (loss)/income	(48,485)	(8,224)	567	84	(104,007)	(36,854)	(5,428)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(509,559)	(22,028)	(6,074)	(895)	(770,371)	(230,403)	(33,934)
Share-based compensation expenses	—	13,804	6,641	979	—	39,483	5,815
Accretions to preferred shares redemption value	461,074	—	—	—	666,364	154,066	22,691

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(48,485)	(8,224)	567	84	(104,007)	(36,854)	(5,428)

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.19)	(0.01)	0.00	0.00	(0.40)	(0.04)	(0.01)
—Diluted	(0.19)	(0.01)	0.00	0.00	(0.40)	(0.04)	(0.01)
Weighted average number of ordinary shares
—Basic	260,000,000	921,450,258	922,272,330	922,272,330	260,000,000	867,682,957	867,682,957
—Diluted	260,000,000	921,450,258	936,247,945	936,247,945	260,000,000	867,682,957	867,682,957
Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(3.73)	(0.18)	0.01	0.00	(8.00)	(0.85)	(0.13)
—Diluted	(3.73)	(0.18)	0.01	0.00	(8.00)	(0.85)	(0.13)
Weighted average number of ADS
—Basic	13,000,000	46,072,513	46,113,617	46,113,617	13,000,000	43,384,148	43,384,148
—Diluted	13,000,000	46,072,513	46,812,397	46,812,397	13,000,000	43,384,148	43,384,148